SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

ECOPETROL ADOPTS MEASURES TO GUARANTEE THE ADEQUATE REPRESENTATION OF SHAREHOLDERS AT THE 2010 GENERAL SHAREHOLDERS’ MEETING

In accordance with articles 2.3.1.1 and 2.3.1.2 of Resolution 1200 of 1995, as supplemented by article 1 of Resolution 116 of 2002, the Board of Directors of Ecopetrol S.A. (“Ecopetrol” or the “Company”) in its meeting held on February 26, 2010 approved the implementation of the following measures in order to guarantee the adequate representation of the Company’s Shareholders at the 2010 General Shareholders’ Meeting to be held on March 25, 2010 (the “Meeting”):

1.       The Company’s Management is required to provide information on the option Shareholders have to be represented at the Meeting through a proxy that meets the requirements established under Colombian Commercial Law.

2.       The Company’s employees were instructed to participate in the review of Shareholder proxies. The proxies that do not  comply with the requirements established by law will not be accepted.

3.       The Company’s Management was instructed to inform the Company’s administrators and employees that they may not recommend to Shareholders that they vote a certain way on any specific item.

4.       The Company’s Management was instructed to inform the Company’s administrators and employees not to suggest, coordinate, or agree with Shareholders on the submission of Shareholder Proposals.

5.       The Company’s Management was instructed to inform the Company’s administrators and employees not to suggest, coordinate or agree with Shareholders that they vote in favor or against any given Shareholder Proposal.

6.       The Company’s Management was instructed to inform Shareholders that they cannot grant proxies to persons who are directly, or indirectly, part of the Company’s Management.

7.       The Company’s administrators were instructed not to receive any proxies conferred upon them for the Meeting.

PRESS RELEASE

8.       The Company’s administrators were instructed to adopt all measures necessary in order to ensure that the Company’s employees act in a neutral manner when interacting with different Shareholders.

9.       The Secretary General of Ecopetrol was appointed as the person responsible to verify adequate compliance with these measures.

10.     The Legal Vice-Presidency was appointed as the internal division responsible for the review of Shareholders’ proxies.

The measures listed above (adopted by the Board of Directors of Ecopetrol S.A. in order to ensure compliance with articles 2.3.1.1 and 2.3.1.2 of the Resolution 1200 of 1995) were made public to the general market by the Chairman of the Board of Directors (acting through the Superintendent for Issuers) prior to the General Shareholders’ Meeting.

Bogota, March 15, 2010
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Ecopetrol is Colombia’s largest company and a vertically integrated crude oil and natural gas company. Ecopetrol is among the top 40 oil companies in the world and the four largest oil companies in Latin America. In addition to having operations in Colombia where it generates over 60% of the country’s production, it has operations in Brazil, Peru and the US (Gulf of Mexico).  Ecopetrol owns the largest refinery in Colombia, the majority of the network of pipelines and polyducts, and continues to significantly increase its participation in biofuels.

Forward looking statements

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the Company and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

For additional information, please contact:

Investor Relations Director
Alejandro Giraldo
Telephone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations
Mauricio Téllez
Telephone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 15, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer